# RADIUS SECURITIES LLC

# FINANCIAL STATEMENTS

## For the year ended June 30, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
| --- |
| 8-69876 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the**
**Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___07/01/2017___ AND ENDING ___06/30/2018___
                                       MM/DD/YY                             MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

**RADIUS SECURITIES LLC**

| OFFICIAL USE ONLY |
| --- |
| _____ |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300, Room 11F
(No. and Street)

New York                      NY                     10006
(City)                      (State)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem                                (212)897-1686
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates
(Name - if individual, state last, first, middle name)

11 Broadway           New York           NY             10004
(Address)           (City)            (State)          (Zip Code)

**CHECK ONE:**

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*SEC 1410 (3-91)

# AFFIRMATION

I, Kathy Efrem, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Radius Securities LLC for the year ended June 30, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

CCO
_____
Title




Sworn before me
this 10th day of August 2018

_____
Notary Public

# RADIUS SECURITIES LLC
## TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**

[x]      Report of Independent Registered Public Accounting Firm.

[x]      Facing Page.

[x]      Statement of Financial Condition.

[x]      Statement of Operations.

[x]      Statement of Changes in Members' Equity.

[x]      Statement of Cash Flows.

[ ]      Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x]      Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[x]      Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]      Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[x]      A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ]      A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]      An Oath or Affirmation.

[ ]      A copy of the SIPC Supplemental Report.

[ ]      A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]      Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).

[x]      Independent Auditors' Report Regarding Rule 15c3-3 Exemption.

[x]      Rule 15c3-3 Exemption Report

**  **  *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONTENTS



# YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004      Tel: (212) 232-0122 Fax: (646) 218-4682

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Radius Securities LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Radius Securities LLC (the "Company") as of June 30, 2018 the related statements of operations, changes in members' equity, and cash flows for the year ended June 30, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

*YSL & Associates LLC*

We have served as Radius Securities LLC's auditor since 2018.

New York, NY

August 09, 2018

# RADIUS SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION

## JUNE 30, 2018

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 10,610 |
| Prepaid assets | | 675 |
| | | |
| Total assets | | 11,285 |

**LIABILITIES AND MEMBERS' EQUITY**

**Liabilities:**

| | |
|---|---:|
| Due to affiliate | 900 |
| **Members' Equity** | 10,385 |
| | |
| Total liabilities and members' equity | $ 11,285 |

**The accompanying notes are an integral part of these financial statements.**

# RADIUS SECURITIES LLC
## STATEMENT OF OPERATIONS

## FOR THE YEAR ENDED JUNE 30, 2018

| | | |
|---|---|---|
| **Expenses:** | | |
| Administrative fees | $ | 900 |
| Regulatory expenses | | 700 |
| Bank charges | | 20 |
| | | |
| Total expenses | | 1,620 |
| | | |
| | | |
| Net loss | $ | (1,620) |

**The accompanying notes are an integral part of these financial statements.**

3

# RADIUS SECURITIES LLC
## STATEMENT OF CHANGES IN MEMBERS' EQUITY

## FOR THE YEAR ENDED JUNE 30, 2018

| | | |
|---|---|---:|
| Balance - beginning of year | $ | 5 |
| Capital contributions | | 12,000 |
| Net loss | | (1,620) |
| Balance - end of year | $ | 10,385 |

**The accompanying notes are an integral part of these financial statements.**

# RADIUS SECURITIES LLC
## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED JUNE 30, 2018

| | | |
|---|---|---:|
| Cash flows from operating activities | | |
| Net loss | $ | (1,620) |
| Adjustments to reconcile net loss | | |
|    to net cash used in operating activities: | | |
|  Changes in assets and liabilities | | |
|    Increase in prepaid assets | | (675) |
|    Increase in due to affiliate | | 900 |
| Net cash used in operating activities | | (1,395) |
| | | |
| Cash flows from financing activities | | |
|   Capital contributions | | 12,000 |
| Net cash provided by financing activities | | 12,000 |
| | | |
| Net increase in cash | | 10,605 |
| Cash - beginning of year | | 5 |
| Cash - end of year | $ | 10,610 |

**The accompanying notes are an integral part of these financial statements.**

# RADIUS SECURITIES LLC
## NOTES TO FINANCIAL STATEMENTS

## JUNE 30, 2018

NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS

Radius Securities LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") formed for the purpose of providing broker dealer services including financial advisory services, mergers and acquisition services and to engage in private placement of securities and similar services.

The Company became a member of FINRA on October 2, 2017. The Company has a June fiscal year end. These financial reports cover the 12 month period of the Company's fiscal year ending June 30, 2018.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

Revenue will be recognized when earned and collectable when the terms of the agreement are fulfilled.

Income Taxes

The Company is a limited liability company, treated as a partnership for federal, state and city income tax purposes; it therefore does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the members and included in the calculation of each member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company is subject to New York City Unincorporated Business Tax.

NOTE 3.   RELATED PARTY TRANSACTIONS

In accordance with a services agreement, the Company's affiliate pays for various specified expenses for which the Company compensates the affiliate in the form of a management fee and for various other expenses, such as sundry professional services, for which the Company does not reimburse the affiliate.

During the period covered in this report, the Company accrued $900 on its books for the management fee. The affiliate agreed to pay other expenses on behalf of the Company without seeking reimbursement.

NOTE 4.        NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 8 to 1 in its first year and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2018 the Company's net capital was $9,710 which was approximately $4,710 in excess of its minimum requirement of $5,000.

NOTE 5.        COMPLIANCE WITH RULE 15C3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

NOTE 6.        RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. Management is currently evaluating the impact of the adoption of Topic 606 will have on the Company's financial statements.

NOTE 7.        GOING CONCERN

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its members, there is substantial doubt about the Company's ability to continue as a going concern. Capital is not a significant income producing factor but should the Company have a need for capital it will be able to rely upon its members to infuse capital to cover overhead should that become necessary.

**SUPPLEMENTARY INFORMATION**

# RADIUS SECURITIES LLC

## COMPUTATION FOR DETERMINATION OF NET CAPITAL
## UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

### AS OF JUNE 30, 2018

| | |
|---|---:|
| Members' equity | $ 10,385 |
| Deductions and/or charges | |
|    Prepaid assets | 675 |
| Net Capital | 9,710 |
| Less: Minimum net capital requirements | |
|       Greater of 12-1/2% of aggregate indebtedness | |
|       or $5,000 | 5,000 |
| Excess net capital | $ 4,710 |
| Aggregate indebtedness: | |
|    Accounts payable and accrued expenses | $ 900 |
| Ratio of Aggregate Indebtedness to Net Capital | 0.09 |

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of June 30, 2018.

See report of independent registered public accounting firm.

# RADIUS SECURITIES LLC

## INFORMATION REGARDING APPLICABILITY OF RULE 15C3-3

## FOR THE YEAR ENDED JUNE 30, 2018

The Company does not hold customers' cash or securities.  Accordingly, it had no obligations under SEC Rule 15c3-3 throughout this fiscal year.

See report of independent registered public accounting firm.



# YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004     Tel: (212) 232-0122 Fax: (646) 218-4682

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Members of
Radius Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Radius Securities LLC (the "Company") may file an exemption report because it had no obligations under 17 C.F.R.§240.15c3-3 and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended June 30, 2018. The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

*YSL & Associates LLC*

New York, NY

August 09, 2018

# RADIUS SECURITIES LLC

## RULE 15c3-3 EXEMPTION REPORT
## FOR THE YEAR ENDED JUNE 30, 2018

Radius Securities LLC does not handle cash or securities on behalf of customers and did not conduct any securities business to date.  Therefore it had no obligation under SEC Rule 15c3-3 throughout year ended June 30, 2018 without exception and thus may file an Exemption Report.



_____
 Executed by Person who made the oath or affirmation
Under SEC Rule 17a-5(e)(2)